Kindred Spirits Nashville LLC, DBA WithCo (the "Company") a Tennessee Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kindred Spirits Nashville, LLC dba Withco

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 10, 2023
Vincenzo Mongio

Kindred Spirits Nashville, LLC dba WithCo Cocktails
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	61,848	75,474
Accounts Receivable	34,788	34,451
Prepaid Expenses	10,503	610
Other Current Assets	8,441	14,283
Inventory	127,175	36,995
Total Current Assets	242,755	161,813
Non-current Assets		
Furniture, Vehicles and Equipment, net of Accumulated Depreciation	33,206	44,775
Total Non-Current Assets	33,206	44,775
TOTAL ASSETS	**275,961**	**206,588**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	188,992	89,183
Credit Cards Payable	25,273	19,912
Short Term Portion of Loans Payable	120,771	72,472
Payroll Accrual	-	1,701
Total Current Liabilities	335,036	183,268
Long-term Liabilities		
Notes Payable	89,619	75,287
Total Long-Term Liabilities	89,619	75,287
TOTAL LIABILITIES	424,655	258,555
EQUITY		
Member Equity/(Deficit)	(148,694)	(51,967)
Total Equity	(148,694)	(51,967)
TOTAL LIABILITIES AND EQUITY	**275,961**	**206,589**

Kindred Spirits Nashville, LLC dba WithCo Cocktails
Statement of Changes in Member Equity

	Preferred Units	**Class B Common Units**	**Class C Common Units**	**Total Member Equity $**
Beginning Balance at 1/1/20	200,000	200,000	120,000	1,807
Share Issuances	-	-	-	
Capital Distributions	-	-	-	(59,745)
Net Income (Loss)	-	-	-	(34,029)
Ending Balance 12/31/2020	200,000	200,000	120,000	(51,967)
Capital Distributions	-	-	-	(61,940)
Net Income (Loss)	-	-	-	(284,787)
Share Issuances	-	110,000	30,000	250,000
Ending Balance 12/31/2021	200,000	310,000	150,000	(148,694)

Kindred Spirits Nashville, LLC dba WithCo Cocktails
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	2,658,040	1,059,100
Cost of Revenue	1,611,230	649,976
Gross Profit	1,046,810	409,123
Operating Expenses		
Advertising and Marketing	433,128	139,329
Payroll Expenses	196,917	51,799
Contractor Expenses	179,512	76,505
Guaranteed Draws	145,483	-
Consulting Fees	127,150	45,585
General & Administrative	99,104	49,817
Rent & Lease	41,306	15,185
Legal & Professional Fees	31,113	14,231
Utilities	16,973	2,335
Travel Expenses	14,772	9,525
Meals && Entertainment	12,410	14,205
Vehicle Expense	11,844	11,545
Depreciation Expense	1,905	8,671
Total Operating Expenses	1,311,616	438,732
Operating Income (loss)	(264,806)	(29,608)
Other Income		
Gain on Sale of Assets	1,700	-
Loan Forgiveness	-	2,000
Total Other Income	1,700	2,000
Other Expense		
Interest Expense	21,681	6,420
Other	-	-
Total Other Expense	21,681	6,420
Net Income (loss)	(284,787)	(34,029)

Kindred Spirits Nashville, LLC dba WithCo Cocktails
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(284,787)	(34,029)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(337)	(30,251)
Prepaid Expenses	(9,893)	(610)
Other Current Assets	5,842	(14,283)
Inventory	(90,181)	(784)
Accounts Payable	99,809	89,183
Credit Cards Payable	5,361	19,912
Payroll Accrual	(1,701)	1,701
Depreciation Expense	1,905	8,671
Gain on Sale of Asset	(1,700)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,106	73,538
Net Cash provided by (used in) Operating Activities	(275,681)	39,510
INVESTING ACTIVITIES		
Furniture & Equipment	(11,093)	(5,446)
Cash from Sale of Vehicle	25,700	-
Vehicles	(3,243)	(12,889)
Net Cash provided by (used by) Investing Activities	11,364	(18,336)
FINANCING ACTIVITIES		
Debt Issuances	62,630	57,804
Owner Contributions	250,000	40,000
Owner Distributions	(61,940)	(59,745)
Net Cash provided by (used in) Financing Activities	250,690	38,058
Cash at the beginning of period	75,474	16,242
Net Cash increase (decrease) for period	(13,627)	59,232
Cash at end of period	61,848	75,474

Kindred Spirits Nashville, LLC dba Withco
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kindred Spirits Nashville, LLC Dba Withco was formed in September of 2015. The company sells cocktail mixes using fresh juices and real botanicals and sells/distributes the product online and through wholesale distribution partners. The company headquarters are in Nashville, Tennessee USA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by the delivery of beverage products. Revenue is recognized at the time of shipment. Revenue is received immediately for direct customer sales via Shopify; revenue is recognized for Amazon sales on the date of the sale; revenue is recognized for Wholesale upon delivery and most wholesale customers are given a 30-day payment window. Returns are not common and are not estimated on the financial statements.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Additions	Disposals	Book Value as of 12/31/21
Furniture, Vehicles & Equipment	3-7	53,446	(10,576)	14,336	(24,000)	33,206
Grand Total	**-**	**53,446**	**10,576**	**14,336**	**(24,000)**	**33,206**

Inventory

Inventory consists of raw materials, work in progress and finished goods and is recorded at the lower of cost or net realizable value.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The warrant grants the warrant holder the option to purchase 50,000 units of class A membership for consideration in the amount of $500. As of December 31, 2021, the warrant option had not been exercised.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Line of Credit – The Company has entered into a line of credit of up to $50,000, with an interest rate of 6.25%. The collateral consists of all inventory & equipment of the company. The balance as of December 31, 2021, and 2020 was $49,402 and $49,987, respectively.

Loans – In May of 2020, the Company entered into a loan agreement for $25,400, and then amended the agreement in July of 2021 for a higher principal balance of $91,500 in which payments will start in early 2023. The loan is a 30 year, 3.5% per annum interest rate and the payment is estimated to be $432.41 per month. The balance as of December

31, 2021, and 2020 was $91,500 and $25,300, respectively.

In October of 2021 the Company received an advance of $55,000 which included $5,500 of interest, to be paid up front, making the loan $60,500. The loan is paid directly out of Shopify sales, and the interest is accrued monthly on the P&L, spread out over the course of the loan.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	120,771
2023	1,948
2024	2,017
2025	2,089
2026	2,163
Thereafter	81,402

NOTE 6 – LEASES

The Company began leasing a warehouse in September of 2020 for $1,545 per month, which is re-signed each year. The agreement has changed as of January 1, 2023, to continue on a month-to-month basis with a 30-day cancellation notice.

The Company began leasing an office space in April of 2021 for $1,900 per month, which is re-signed each year. The agreement has changed as of January 1, 2023, to continue on a month-to-month basis with a 30-day cancellation notice.

Lease Payments 5 Years Subsequent to 2021

Year Ending December 31,	Payment
2022	41,340
2023	41,340
2024	-
2025	-
2026	-
Thereafter	-

NOTE 7 – EQUITY

The Company has authorized 750,000 of common shares with a current par value of $5.00 per share. 220,000 and 460,00 shares were issued and outstanding as of December 31, 2020, and 2021, respectively.

Voting: Class B Common stockholders are entitled to one vote per share; Class C Common stockholders are not entitled to a vote.

Dividends: The company is not currently offering dividends.

The Company has authorized 250,000 of preferred shares with a current par value of $5 per share. 200,000 shares were issued and 50,000 shares were outstanding as of December 31, 2020, and 2021.

Voting: Preferred shareholders have 3 votes for every common share they could own if converted.

Dividends: The company is not currently offering dividends.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 10, 2023, the date these financial statements were available to be issued.

In December of 2021, the Company entered a promissory note of $150,000 with an interest rate of 12% per annum, for which $1,500 of interest is paid each month. Cash for the loan was received in January of 2022. The loan matures in February of 2023. An extension of 90 days can be given, at which time the interest rate increases to 18% per annum.

The Company issued an additional 6,000 shares of common stock in exchange for $75,000 on 10/10/2022.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cash flows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.